Exhibit 1.02

Conflict Minerals Report

ABB Ltd
For the year ended December 31, 2013

This is the Conflict Minerals Report (CMR) of ABB Ltd for the calendar year 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1” or the “Rule”). The Rule was adopted by the United States Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of such products. Conflict minerals are defined as cassiterite, columbite-tantalite, wolframite, gold, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“necessary conflict minerals” or “3TG”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that their necessary conflict minerals originated from sources other than the Democratic Republic of the Congo (DRC) or an adjoining country1 (collectively the “covered countries”), or are from recycled and scrap sources, they must submit a Form SD which describes their determination and the Reasonable Country of Origin Inquiry (RCOI) performed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the covered countries and are not from recycled or scrap sources, or if they are unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must submit a CMR annually to the SEC that includes a description of those due diligence measures.

Numerous terms in this report are defined in Rule 13p-1 and Form SD and the reader is invited to refer to those sources. The report presented herein is not audited. The content of any Web site referred to in this report is included for general information only and is not incorporated by reference in this Report.

Section 1: Due diligence framework

In accordance with Rule 13p-1, we undertook due diligence efforts to determine whether the necessary conflict minerals in our products came from sources (e.g. suppliers, smelters, refiners, mines) that did not or do not directly or indirectly finance or benefit armed groups in the covered countries. We designed our due diligence measures to be in conformity, in all material respects, with the

1  The Democratic Republic of the Congo and its adjoining countries (Angola, Burundi, Republic of the Congo, Central African Republic, Rwanda, South Sudan, Republic of Tanzania, Uganda, or Zambia).

internationally recognized due diligence framework set forth in the Organisation for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) (the OECD Framework) and related supplements for tin, tantalum, tungsten and gold.

Section 2: Due diligence measures undertaken

Our due diligence efforts for 2013 included the following five steps, consistent with the OECD Framework:

Step 1: Establish company management systems

We undertook the following measures to establish company management systems per Step 1 of the OECD Framework:

•                  established a cross-functional conflict minerals team, including representatives from supply chain, legal, sustainability, technology, sales, and finance, as well as from each of our five operating divisions, to direct the execution of our conflict minerals compliance program.

•                  established a Policy on Conflict Minerals with respect to the sourcing of conflict minerals and published this policy online at www.abb.com/conflict-minerals

•                  updated our Supplier Code of Conduct to require our suppliers to implement a policy regarding conflict minerals, to exercise due diligence to investigate the source of these minerals, and to respond in a timely manner to ABB’s requests for evidence of their compliance with these requirements.

•                  updated our “ABB General Terms and Conditions for Purchase of Goods” to require our suppliers to provide requested information regarding the use of conflict minerals in their products supplied to ABB. In addition (as described on our Web site), these updated terms and conditions require our suppliers to:

™                 work towards ensuring that they do not have conflict minerals sourced from conflict mines in products supplied to ABB,

™                 comply with the ABB Supplier Code of Conduct, including newly-updated sections relating to conflict minerals compliance,

™                 take the necessary steps to demonstrate that any conflict minerals contained in the products supplied to ABB do not originate from mines that support or fund conflict within the covered countries, and

™                 extend their search further down their supply chain, if necessary, to determine the source of specified minerals.

•                  clarified that our company-wide integrity reporting channels, such as the ABB Business Ethics Hotline, are available for the reporting of any violations of our Supplier Code of Conduct by our suppliers, including requirements related to conflict minerals. The hotline is maintained by an independent third party and can be used by ABB employees as well as parties outside ABB.

•                  invited suppliers involved in the RCOI, to take an ABB-specific web-based training course on conflict minerals that covered the highlights of the relevant law and the importance of ethical sourcing to the industry.

Step 2: Identify and assess risks in the supply chain

To identify risks in the supply chain, we

•                  performed procedures to identify direct suppliers which had a high likelihood of supplying products containing necessary conflict minerals to the Company. Suppliers were determined based on MDF codes which identify the types of products purchased by ABB from each supplier.

•                  surveyed selected direct suppliers, based on the EICC/GeSI Conflict Minerals Reporting Template, as part of the RCOI described in Form SD.

•                  established a dedicated team, responsible for reviewing supplier surveys and assessing  “red flags” (as described in the OECD Framework). We engaged a specialist outsource provider (the “Outsource Provider”) to send and receive supplier surveys, follow up on non-responses, summarize survey results, and to provide the list of red flags to ABB for additional follow-up.

•                  relied upon our direct suppliers to gather information about smelters and refiners in the supply chain and collected the names of smelters processing conflict minerals for those suppliers who provided such information. However, many of our suppliers were unable to represent which smelter was used for 3TG in products supplied to ABB. The names of the reported smelters were compared against the names of smelters certified under the Conflict Free Smelter Initiative to further assist in our supplier risk assessment.

Step 3: Design and implement a strategy to respond to identified risks

Where suppliers did not respond to the initial survey request, or where the response received was insufficient, the Outsource Provider made additional follow-up inquiries with the suppliers. The Outsource Provider also followed up on incomplete or inconsistent supplier responses, requesting additional information or clarification. Where necessary, the responsibility for follow-up was transferred to ABB for direct customer contact.

For any identified red flags, ABB was involved in contacting suppliers directly and determining the appropriate corrective action, which ultimately could include discontinuing sourcing from a supplier. This red flag review reflected guidance from the EICC/GeSI Conflict Minerals Reporting Template and the OECD Framework.

The review team reported to the conflict minerals project manager on the nature and overall risk of supplier responses received, including any identified red flags. A management reporting dashboard was prepared weekly which summarized the content of survey responses and the resulting risk assessment process.

Step 4: Carry out independent third-party audit of smelter/refiner due diligence practices

We are a downstream consumer of 3TG. Generally, we do not purchase raw minerals or ores, and are several steps removed from smelters and refiners within our supply chain. Therefore, we do not perform direct audits of those smelters and refiners. As a result, we rely on other cross-industry initiatives, such as the Conflict Free Smelter Initiative, led by the Electronic Industry Citizenship Coalition (EICC) and the Global eSustainability Initiative (GeSI), to conduct smelter and refiner due diligence.

Step 5: Report annually on supply chain due diligence

This report and the associated Form SD are available online at www.abb.com/investorrelations under “Financial results and presentations”, “Quarterly results and annual reports”, “2013”, “SEC Filings”.

Section 3: Results of due diligence

Certain of our suppliers indicated in their survey responses that they source from the covered countries but were unable to establish a conclusive link between specific smelters and the products or components that were sold to ABB in 2013. Therefore ABB was unable to conclude whether the conflict minerals identified by such suppliers as originating in the covered countries, were actually contained in the products or components delivered by such suppliers to ABB.

As allowed by the Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule, issued by the SEC on April 29, 2014, ABB has not described its products as “DRC conflict free”, “having not been found to be ‘DRC conflict free’” or “DRC conflict undeterminable”.

Section 4: Continuous improvement efforts to mitigate risk

ABB is taking the following steps to improve the number and quality of supplier responses in the next compliance period and to mitigate the risk that the necessary conflict minerals used in ABB’s products may benefit armed groups in the covered countries:

•                  expanding the number of suppliers surveyed to increase the coverage of our supplier spend on necessary conflict minerals for the 2014 compliance period,

•                  engaging key suppliers in 2014 to improve the quality of the their survey responses and to help them better understand the importance of this initiative to ABB,

•                  extending our web-based conflict minerals training to additional suppliers, and

•                  increasing the resources assigned to the supplier survey process to increase the response rate and to improve the quality and completeness of responses.

Section 5: Independent audit

As ABB has not elected to describe any of its products as “DRC conflict free”, this CMR does not require an independent private sector audit.